ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Act of 1934 as a **PUBLIC** Document.

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SEC FILE NUMBER
8-32129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ROTH CAPITAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 San Clemente Drive, Suite 400
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gordon J. Roth	949 720-5774	groth@roth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 330	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon J. Roth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roth Capital Partners, LLC _____, as of 6/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN HANG DIAZ
Notary Public - California
Orange County
Commission # 2472994
My Comm. Expires Nov 21, 2027

Keatty Hang Diaz,
Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





Report of Independent Registered Public Accounting Firm

Members and Board of Managers
Roth Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Roth Capital Partners, LLC (the Company) as of June 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
August 27, 2025

ROTH CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

ASSETS

CASH AND CASH EQUIVALENTS	$	23,652,121
CASH - RESTRICTED		440,981
RECEIVABLE FROM CLEARING BROKERS		36,313,333
RIGHT OF USE - OPERATING LEASES		9,531,229
RECEIVABLES, NET (allowance for credit loss of $0)		9,694,593
SECURITIES OWNED:		
Marketable — at fair value (including $928,952 securing payables to employees)		3,266,251
Not readily marketable — at fair value (including $5,496,112 securing payables to employees)		12,577,716
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,750,530		103,503
INTANGIBLE ASSETS		28,311,768
GOODWILL		5,820,291
OTHER ASSETS		2,644,227
TOTAL	$	132,356,013

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	19,541,140
SALARIES, COMMISSIONS, AND BONUSES PAYABLE		20,332,036
PAYABLES TO EMPLOYEES		6,699,464
SECURITIES SOLD BUT NOT YET PURCHASED - At fair value		654,000
Total liabilities		47,226,640
MEMBERS' EQUITY		85,129,373
TOTAL	$	132,356,013

See notes to statement of financial condition.

ROTH CAPITAL PARTNERS, LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025**

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001 and is majority owned (91.36%) by CR Financial Holdings, Inc. (the "Parent"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by two broker-dealers on a fully disclosed basis.

On February 1, 2023, the Company completed the acquisition of 100% of MKM Partners, LLC, a broker-dealer based in Stamford, CT. In connection with the business combination and rollover equity, CR Financial Holdings, Inc. (the "Majority Member") entered into a minority member unit purchase agreement with the former owners of MKM Partners, LLC (each a "Minority Member"), whereby the Majority Member has agreed to purchase from the Minority Members, and the Minority Members have agreed to sell certain units issued to the Minority Members, subject to the Company's achievement of certain annual net income targets over three years' time in accordance with the agreement. The Parent will purchase 50% of any Minority Member units remaining after the three-year period by issuing unsecured promissory notes. A portion of the Minority Member units subject to this agreement have been reduced, see Note 12.

Basis of Presentation — The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded when declared. Gains and losses are recorded on an average cost basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances of $10,942,711 held in demand deposit accounts maintained at various banks. Included as cash equivalents are five U.S. treasury bills totaling $12,709,410 with maturities of less than 90 days. The combined weighted-average yield of the cash in banks and cash equivalents is approximately 2.33%.

At June 30, 2025, of the total cash and cash equivalents amounts described above, $500,000 are fully insured by the Federal Deposit Insurance Corporation.

Cash - Restricted — Restricted cash is comprised of a commercial savings account totaling $239,738 held as collateral for a lease and $196,833 held as collateral for a standby letter of credit

(see footnote 7), and the remaining $4,410 are uninvested funds held in four separately managed accounts managed by an affiliate of the Company.

Receivable from Clearing Brokers —The Company clears through two separate broker-dealers, the first clears exclusively the Company's institutional customer account business and the second clearing broker-dealer clears the Company's retail customer account business. Amounts receivable from clearing brokers at June 30, 2025 consist of the following:

Receivables from clearing organizations	$	33,985,046
Deposits held at clearing organizations		2,126,474
Fees and commissions receivables		201,813
	$	36,313,333

Receivables, net — The Company accounts for credit losses in accordance with Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Receivables include receivables relating to the Company's investment banking and advisory engagements totaling $4,905,030 and also receivables from other broker-dealers totaling $4,658,280 net of allowance for credit losses in connection with the Company participating as a co-manager in underwritings or co-placement agent activities. Additionally, the Company has $131,283 in receivables related to options commissions. The Company records an allowance for credit losses on these receivables based on historical information, current conditions, and reasonable and supportable forecasts. The balance at June 30, 2025 for the allowance for credit losses was $0.

Securities Owned — Marketable securities owned are comprised of common stock and are valued at current market prices and changes in fair value are recorded through earnings. Securities not readily marketable consist of common stock of public and private companies and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been affected under the Securities Act of 1933 or cannot be currently sold or accessed because of other arrangements, restrictions, or conditions applicable to the securities and cash. Securities not readily marketable are recorded at fair value determined by the Company's management with changes in fair value recorded through earnings.

Deferred Deal Expense — In connection with its participation in an underwriting of securities and other corporate finance activities, the Company may receive various types of revenues as well as incur various related expenses which include but are not limited to marketing and advertising fees, legal fees, and other costs associated with setting up the syndicate group. When the related underwriting expenses are incurred prior to the actual issuance of the securities, such expenses are deferred and recognized at the time the related revenues are recorded. In the event that the transaction is not completed, and the securities are not issued, and the contract terminated, the entities that have agreed to participate in the costs associated with the underwriting or the financing

activity write these costs off immediately to expense. Included in Other Assets is deferred deal expense totaling $169,524 as of June 30, 2025.

Financial Assets and Liabilities Not Carried at Fair Value — Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Securities Sold But Not Yet Purchased — Securities sold but not yet purchased are comprised of common stock recorded at fair value. The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the fair value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

Goodwill —The Company identified itself as having one single reporting unit in conjunction with its annual goodwill impairment testing. Goodwill of a reporting unit is required to be tested for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. FASB No. 2011-08 allows for a qualitative assessment to the goodwill impairment process as a precursor to the traditional two-step quantitative process. The test allows for an entity to first assess qualitative factors to determine whether there is more than a 50% likelihood that the fair value of the reporting unit is less than its carrying value. The Company evaluated general macroeconomic and market conditions, industry and market conditions, compared public company competitors' gpc multiples and ratios versus the Company, changes in cost factors, overall financial performance, other relevant entity specific events, and events affecting the reporting unit. The Company's annual goodwill impairment testing at June 30, 2025 did not indicate any goodwill impairment. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgement.

Intangible assets and goodwill— Goodwill and intangible assets included in the statement of financial condition at June 30, 2025 are comprised of the following:

Intangible Assets:

Trade name	$	3,888,691
Client relationships		24,423,077
Total	$	28,311,768

Goodwill totaling $5,820,291 is attributable to the workforce of the acquired business and the significant synergies expected arising after the Company's acquisition of MKM Partners, LLC. Goodwill is not expected to be tax deductible.

Intangible liabilities—Intangible liabilities totaling $42,889 related to an unfavorable lease are included accounts payable and accrued liabilities in the statement of financial condition at June 30, 2025.

Revenue Recognition — The following is a description of the Company's accounting policies in accordance with Topic 606.

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets and liabilities. Generally billing occurs subsequent to revenue recognition, resulting in contract assets. Occasionally, the Company may receive advance or deposits from our customers before revenue is recognized, resulting in contract liabilities. Accounts receivable are recorded when consideration becomes unconditional. Contract assets are included in accounts receivable, and contract liabilities are deferred revenue included in accounts payable and accrued liabilities in the statement of financial condition.

	2025	2024
Contract assets	$ 9,694,593	$ 5,451,438
Contract liabilities (deferred revenue)	2,046,088	1,212,041

Commissions — The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing charges are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission revenue includes research commissions received from third parties for investment research services provided. The performance obligation for research commissions is satisfied when the research services are provided to the customer. These commissions are generally recognized for the period in which they were invoiced and/or received, which is when the service is performed.

Corporate Finance and Syndicate Income — The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriated for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue and included in accounts payable and accrued liabilities on the statement of financial condition. At June 30, 2025, deferred revenue totaled $2,046,088.

Other Income — Other income primarily consists of conference sponsorship income, interest earned on proprietary money balances held at clearing firms and bank sweep interest, U.S. treasury bills interest, outsourcing services provided to an affiliate (see related party footnote 4), sublease

rental income from two subtenants, and the remainder from rebates from customer money market interest and margin interest, customer account postage rebates and interest from managed accounts.

CSA and Soft Dollar Expense — Commission Sharing Agreements ("CSA") are a type of soft dollar arrangement that allows institutional clients such as money managers and other buy-side firms to separately pay the Company as executing broker for trade execution and ask that the Company allocate a portion of the commission directly to an independent research provider utilized by the institutional client. The institutional client may also instruct the Company to pay vendors directly that have provided goods or related research services to the institutional client.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

		2025		
	Estimated	Gross	Accumulated	Net Book
Indentifiable intangible assets	**Useful Life**	**Value**	**Amortization**	**Value**
Trade name	14	$ 4,700,000	$ (811,309)	$ 3,888,691
Client relationships	13	30,000,000	(5,576,923)	24,423,077
Total		$ 34,700,000	$ (6,388,232)	$ 28,311,768
Indentifiable intangible liabilities				
Unfavorable lease	3.33	$ (156,000)	$ 113,111	$ (42,889)

Leases — The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate. The operating lease ROU assets also include any lease payments made before commencement and exclude lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has made the policy election to account for short-term leases by recognizing the lease payment in profit or loss on a straight-line basis over the lease term and not recognizing these leases on the Company's balance sheet. Variable lease payments are recognized in profit or loss in the period in which the obligation for those payments is incurred. The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these arrangements as a single lease component.

Business Segments — The Company accounts for operating segments in accordance with Accounting Standards Codification ("ASC") 280, Segment Reporting, and operates in a single reportable segment, which is Roth Capital Investment Banking & Trading Services. It is comprised of several classes of services including principal transactions, agency transactions, investment banking, investment advisory, research services and venture capital businesses.

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income, as presented on the Company's statement of income, to evaluate the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The significant expense categories included in the reported measure of segment profit or loss that are regularly provided to the CODM are the categories presented on the statement of income. Other operating expenses primarily include licenses, memberships and dues, maintenance, supplies, subscriptions, sponsorships, other taxes, postage, interest expense, charitable contributions, etc.

New Accounting Pronouncements – In November 2023, the FASB issued ASU 2023-07, Segment Reporting ("Topic 280"). The update improves reportable segment disclosure requirements including requiring entities with a single reportable segment to provide disclosures required in Topic 280, and was adopted by the Company in fiscal year 2025.

In November 2024, the FASB issued ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40"). The update requires disclosures in the notes to the financial statements of specified information about certain costs and expense and is effective for the Company in 2027. The Company is in the process of assessing this update, and the impact it will have to the financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 326). The update improves disclosure for equity securities subject to contract sale restrictions, including their fair value, the nature and duration of the restrictions and potential lapse circumstances. This was adopted by the Company in fiscal year 2025.

2. **SECURITIES OWNED**

Marketable securities owned (at fair value), held as of June 30, 2025, consist of unencumbered equity securities totaling $2,337,305 and equity securities held as collateral for employee payables totaling $928,952. Included in marketable securities owned are four separately managed accounts totaling $675,264 managed by an affiliate of the Company. Not readily marketable securities consist of the following investments, at estimated fair value:

Not Readily Marketable Securities	Unencumbered	Collateral for Employee Payables	Total
Common stock	$ 2,658,429	$ 1,503,426	$ 4,161,855
Founders shares	169,356	198,144	367,500
Privately held equity investments	87,843	-	87,843
Warrants	4,165,976	3,794,542	7,960,518
Total	$ 7,081,604	$ 5,496,112	$ 12,577,716

3. **FAIR VALUE MEASUREMENTS**

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants for which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following valuation techniques and inputs are used by the Company in assessing the fair value of its securities owned, securities sold but not yet purchased, and short-term investments:

Common Stock — Equity securities that are actively traded on a securities exchange are carried at fair value based on quoted prices from the applicable exchange and are classified as Level 1 securities. Equity securities traded on inactive markets are fair valued using significant other observable inputs including recently executed transactions adjusted as applicable for the integrity of the market sector and issuer, the individual characteristics of the security, and information received from other market sources pertaining to the issuer or security. Equity securities traded on inactive markets may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations. Equity securities subject to a restriction on sale that are publicly traded investments in active markets are reported at the market closing price less a discount, as appropriate, as

determined in good faith to reflect restricted marketability. Restricted securities may be classified as Level 2 or 3, depending on the significance of the assumptions used in the valuations.

Warrants — For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as company specific volatility, current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases, management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock. To the extent that these inputs are observable, the fair values of warrants would be categorized as Level 2; otherwise, the fair values would be categorized as Level 3.

Privately-Held Equity — Privately-held equity includes common stock and warrants. The methods used to estimate the fair value of private investments may include: (1) the public market comparable method whereby fair value is derived by reference to observable valuation measures for comparable companies or assets adjusted by the Company for differences between the investment and the referenced comparables, (2) the discounted cash flow method whereby estimated future cash flows and estimated weighted average cost of capital are used to calculate fair value, (3) the cost of a recent transaction that occurs at or near the measurement date, and (4) bid prices for pending transactions. Inputs in these methods are based on the best information available and are determined by reference to information including, but not limited to, the following: projected sales, net earnings, earnings before interest, taxes, depreciation, and amortization (EBITDA), balance sheets, public or private transactions, valuations for publicly-traded comparable companies, and consideration of any other pertinent information including the types of securities held and restrictions on disposition. The amount determined to be fair value may incorporate the Company's own assumptions (including appropriate risk adjustments for nonperformance and lack of marketability). These valuation methodologies involve a significant degree of judgment and therefore the fair value estimate is categorized as Level 3. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2025:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Cash equivalents - US T-Bills	$ 12,709,410	$ -	$ -	$ 12,709,410
SECURITIES OWNED:				
Common stock	3,128,594	174,249	3,450,000	6,752,843
Founders shares		$ 367,500	-	367,500
Managed account-US mid cap	107,695	-	-	107,695
Managed account-US large cap	317,484	-	-	317,484
Managed account-foreign equities	250,085	-	-	250,085
Warrants	-	7,960,518	-	7,960,518
Privately held equity	-	-	87,842	87,842
	$ 16,513,268	$ 8,502,267	$ 3,537,842	$ 28,553,377
LIABILITIES:				
Securities sold but not yet purchased	$ 654,000	$ -	$ -	$ 654,000
	$ 654,000	$ -	$ -	$ 654,000

The following table provides quantitative information about our Level 3 fair value measurements of our securities owned—not readily marketable as of June 30, 2025. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The table below is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

Assets:	Balance as of June 30, 2025	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)
Common Stock	$ 3,450,000	Last Transaction Price	N/A	N/A
Privately held equity	$ 87,842	Last Transaction Price	N/A	N/A

4. RELATED PARTY TRANSACTIONS

The Company has several employees located in the Parent's office and has paid the Parent $49,813 during the fiscal year based on a lease and use agreement.

Included in securities owned -not readily marketable are 125,000 restricted common shares of Classover Holdings, Inc. (symbol "KIDZ") with a fair value of $367,500 at June 30, 2025. These shares were converted from founder shares as a result of a deSPAC of Battery Futures Acquisition Corporation ("BFAC") during the fiscal year.

The Company has an outsourcing services agreement with Roth Canada, Inc., a registered Canadian broker-dealer, and a wholly owned affiliate of the Parent. As part of the outsourcing services agreement, the Company is providing various core and non-core activities including investment banking advisory and due diligence services, preparation of research reports, back-office client account-related operations, marketing, management and maintenance of the dealer member's information systems, and general human resource services. As of June 30, 2025 the Company's receivable balance from Roth Canada, Inc. is $282,179.

In the normal course of broker-dealer activities, the Company periodically engages in underwritings. In connection with a large underwriting, and to satisfy its excess net capital requirement associated with the underwriting contractual commitment, the Company utilized a FINRA approved temporary subordinated loan agreement (FINRA Form SL-31T) for $10 million from one of its managing members and additionally utilized a FINRA approved temporary secured demand note collateral agreement (FINRA Form SDN-32T) for $14,500,000 in cash and securities from the Company's Parent. Both temporary subordinated loans had terms up to 45 days. After the underwriting had settled both loans were fully repaid early (10 days after the effective date of both loans) including interest totaling $53,699.

The Company invests funds through separately managed accounts which are managed by an affiliate. The securities and cash are held at third party custodians and all transaction costs incurred are included in floor brokerage and clearing charges.

Payables to Employees totaling $6,699,464 represent amounts accrued as compensation to executive management and certain investment banking and commissioned employees associated with the fair value of securities owned by the Company and securities sold but not yet purchased. The accrual is based on a fixed percentage of the fair value of the security. The amounts are considered discretionary and payments are made to existing employees only from realized proceeds from various security positions owned by the Company.

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying financial statements. The members are required to report their proportionate shares of income on their individual tax returns.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce member's equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. Federal and certain foreign jurisdictions.

As of June 30, 2025, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2021 and by state tax authorities

for tax years before 2020. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statement of operations. The Company did not recognize any interest and penalties for the year ended June 30, 2025. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to June 30, 2025. As a result, no other income tax liability has been recorded in the accompanying statement of financial condition.

6.   EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with three months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $1,042,238 for the benefit plan year ended June 30, 2025, which are presented in "SALARIES, COMMISSIONS, AND BONUSES PAYABLE" on the statement of financial condition.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's financial statements.

Leases — The Company leases office facilities under noncancelable operating leases net of subleases having terms through 2032 with a weighted average lease term of 4.79 years and a weighted average of 6% for the incremental borrowing rate used to calculate the discounted cash flows at June 30, 2025. The following is a schedule of the Company's operating lease liabilities by contractual maturity:

Year Ending June 30	Commitment Undiscounted Cash Flows
2026	$ 3,132,627
2027	2,312,780
2028	2,343,248
2029	1,713,996
2030	922,320
2031	922,320
2032	230,580
Total undiscounted lease payments	$ 11,577,871
Less: imputed interest	(1,502,375)
Net lease liabilities	$ 10,075,496

Commitment for discounted cash flows totaled $10,075,496 and are included in accounts payable and accrued liabilities in the statement of financial condition.

The terms of the leases require the Company to pay all executing costs such as maintenance and insurance. The Company has elected to not separate lease and non-lease components. Short term lease costs were not material for the year ended June 30, 2025.

Letter of Credit — The Company secured an irrevocable standby letter of credit for the benefit of its landlord for the required security deposit for the Company's office facility in New York.

The Bank letter of credit is in the amount of $194,693. The letter of credit expires on August 31, 2025, and contains a provision for automatic extension without written amendment, for one year periods to August 31 in each succeeding calendar year.

The letter of credit was collateralized by $196,833 of cash at June 30, 2025 which was included as restricted cash on the statement of financial condition.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these

arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. **DERIVATIVE INSTRUMENTS**

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value, with changes in fair value recorded as net unrealized gains or losses on securities owned in the statement of operations.

As of June 30, 2025, the volume of the Company's warrant activities, based on the number of shares and fair value, categorized by primary underlying risk, is as follows:

Primary Underlying Risk	Shares	Value
Equity — warrants publicly traded	9,028,094	$ 7,960,518
Equity — warrants private companies	29,790	0
	9,057,884	$ 7,960,518

Assets related to warrants are presented within "SECURITIES OWNED — Not readily marketable" on the statement of financial condition. The above table identifies the fair value of warrants not accounted for as hedging instruments included in the statement of financial condition, categorized by primary underlying risk, as of June 30, 2025. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

The volume of derivative activity as of June 30, 2025, as presented above, is representative of the level of derivative used by the Company during the year ended June 30, 2025.

9. **RISKS AND UNCERTAINTIES**

Concentrations of credit risk —The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2025, the Company has net capital of $29,967,556 computed under the alternative method, which is $29,547,056 in excess of its required net capital.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer and engages in other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. SS 240.17a-a that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption and non-covered activities, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2025 and through August 27, 2025, the date the financial statements were issued. On August 12, 2025, the Company redeemed entirely the membership interests of two minority members for a total of $7.2 million. This represented a total of 5% ownership prior to the redemption.

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